UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                           TRIMBLE NAVIGATION LIMITED
         ---------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   896239 10 0
         ---------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /_/ . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes").

CUSIP No.: 896239 10 0                  13G



 1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. Identification No. of Above Person

               Charles Robert Trimble
               SSN ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)    /  /

               (b)    /  /


3)        SEC USE ONLY


4)        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING  PERSON   WITH

5)        SOLE VOTING POWER               1,608,063

6)        SHARED VOTING POWER                 --

7)        SOLE DISPOSITIVE POWER          1,608,063

8)        SHARED DISPOSITIVE POWER            --



9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,608,063  SHARES

10)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

                Not Applicable

11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.24%

12)       TYPE OF REPORTING PERSON*

               IN



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


CUSIP number    896239 10 0           13G



ITEM 1.

Issuer:        TRIMBLE NAVIGATION LIMITED
               585 N. Mary Avenue
               Sunnyvale, CA.  94086

ITEM 2.

(a)     Name of Person Filing:

        Charles Robert Trimble

(b)     Address of Principal Business Office or, if none,  residence

        585 N. Mary Avenue
        Sunnyvale, CA.  94086

(c)     Citizenship

        U.S.A.

(d)     Title of Class of Securities

        Common

(e)     CUSIP number

        896239 10 0


ITEM 3.

        Not Applicable


ITEM 4.  OWNERSHIP

(a)     Amount beneficially owned

        1,608,063 shares *

(b)     Percent of  Class

        7.24%

(c)      Number of shares as to which such person has:
        (i) sole power to vote or to direct the vote                1,608,063
       (ii) shared power to vote or to direct the vote                   --
      (iii) sole power to dispose or to direct the  disposition of  1,608,063
       (iv) shared  power to dispose or to direct the disposition of     --

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT OR LESS OF A CLASS.

         Not applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
         ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable



*   20,000   Shares held by Charles R. Trimble
 1,585,341   Shares held by Trimble Family Partners of Which Mr. Trimble is the sole general partner
     5,722   Shares held by Mr. Trimble's self-directed 401(k) account

CUSIP number    896239 10 0                          13G




ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP

         Not applicable

ITEM 10. CERTIFICATION

         Not applicable




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                             February 13, 1997

                             /s/ Charles R. Trimble
                             Charles R. Trimble